UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SCM Microsystems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
784018103
(CUSIP Number)
Mr. Ayman Ashour
BLUEHILL ID AG
Dufourstrasse 121
St. Gallen, Switzerland CH-9001
011-41 44 783 80 43
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 4, 2010
(Date of Event Which Requires Filing of Statement on Schedule 13D)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	784018103	Schedule 13D	Page	2	of	12 Pages

1	NAME OF REPORTING PERSONS: Ayman S. Ashour

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. and Egypt

	7	SOLE VOTING POWER:

NUMBER OF		313,666

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,279,343

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		313,666

WITH:	10	SHARED DISPOSITIVE POWER:

		4,279,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,593,009 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)	Calculated based on the 40,434,782 shares of common stock of SCM Microsystems, Inc. outstanding following the closing of the business combination with Bluehill ID AG, which was calculated based on the number of shares outstanding immediately prior to the business combination, as reported in the Issuer’s Registration Statement on Form S-4 (File No. 333-162618) which was declared effective by the Securities and Exchange Commission on November 12, 2009, and the number of shares actually issued in the business combination, as reported on the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on January 4, 2010.

CUSIP No.	784018103	Schedule 13D	Page	3	of	13 Pages

1	NAME OF REPORTING PERSONS: Dr. Cornelius Boersch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	7	SOLE VOTING POWER:

NUMBER OF		31,466

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,903,401

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		31,466

WITH:	10	SHARED DISPOSITIVE POWER:

		9,903,401

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,934,867 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)	Calculated based on the 40,434,782 shares of common stock of SCM Microsystems, Inc. outstanding following the closing of the business combination with Bluehill ID AG, which was calculated based on the number of shares outstanding immediately prior to the business combination, as reported in the Issuer’s Registration Statement on Form S-4 (File No. 333-162618) which was declared effective by the Securities and Exchange Commission on November 12, 2009, and the number of shares actually issued in the business combination, as reported on the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on January 4, 2010.

CUSIP No.	784018103	Schedule 13D	Page	4	of	13 Pages

1	NAME OF REPORTING PERSONS: Daniel S. Wenzel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	7	SOLE VOTING POWER:

NUMBER OF		8,556

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,678,392

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,556

WITH:	10	SHARED DISPOSITIVE POWER:

		10,678,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,686,948 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	26.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)	Calculated based on the 40,434,782 shares of common stock of SCM Microsystems, Inc. outstanding following the closing of the business combination with Bluehill ID AG, which was calculated based on the number of shares outstanding immediately prior to the business combination, as reported in the Issuer’s Registration Statement on Form S-4 (File No. 333-162618) which was declared effective by the Securities and Exchange Commission on November 12, 2009, and the number of shares actually issued in the business combination, as reported on the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on January 4, 2010.

CUSIP No.	784018103	Schedule 13D	Page	5	of	13 Pages

1	NAME OF REPORTING PERSONS: BH Capital Management AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Switzerland

	7	SOLE VOTING POWER:

NUMBER OF		4,279,343

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,279,343

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,279,343 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IV
(1)	Calculated based on the 40,434,782 shares of common stock of SCM Microsystems, Inc. outstanding following the closing of the business combination with Bluehill ID AG, which was calculated based on the number of shares outstanding immediately prior to the business combination, as reported in the Issuer’s Registration Statement on Form S-4 (File No. 333-162618) which was declared effective by the Securities and Exchange Commission on November 12, 2009, and the number of shares actually issued in the business combination, as reported on the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on January 4, 2010.

CUSIP No.	784018103	Schedule 13D	Page	6	of	13 Pages

1	NAME OF REPORTING PERSONS: Mountain Partners AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Switzerland

	7	SOLE VOTING POWER:

NUMBER OF		4,547,990

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,355,411

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,547,990

WITH:	10	SHARED DISPOSITIVE POWER:

		5,355,411

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,903,401 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IV
(1)	Calculated based on the 40,434,782 shares of common stock of SCM Microsystems, Inc. outstanding following the closing of the business combination with Bluehill ID AG, which was calculated based on the number of shares outstanding immediately prior to the business combination, as reported in the Issuer’s Registration Statement on Form S-4 (File No. 333-162618) which was declared effective by the Securities and Exchange Commission on November 12, 2009, and the number of shares actually issued in the business combination, as reported on the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on January 4, 2010.

CUSIP No.	784018103	Schedule 13D	Page	7	of	13 Pages
ITEM 1. SECURITY AND ISSUER
     This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of the issuer, SCM Microsystems, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1900-B Carnegie Ave., Santa Ana, CA 92705.
ITEM 2. IDENTITY AND BACKGROUND
     (a) This Schedule 13D is being filed by Ayman S. Ashour (“Ashour”), a citizen of the U.S. and Egypt; Dr. Cornelius Boersch (“Boersch”), a German citizen; Daniel S. Wenzel (“Wenzel”), a German citizen; BH Capital Management AG (“BH Capital Management”), a Swiss company and Mountain Partners AG (“Mountain Partners”), a Swiss company. Each of Ashour, Boersch, Wenzel, BH Capital and Mountain Partners are referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”
          The Reporting Persons have entered into a joint filing agreement, dated as of January 14, 2010, a copy of which is attached to this Schedule 13D as Exhibit 2. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained herein, but no party is responsible for the completeness and accuracy of the information concerning the other parties, unless such party knows or has reason to believe that such information is inaccurate.
(b)	(1) The business address for Ashour, Boersch, and Wenzel is Dufourstrasse 121, CH-9001, St. Gallen, Switzerland.

(2) The principal office address of BH Capital Management is Etzelblickstrasse 1, Schindellegi, Switzerland 8834. BH Capital Management is a financial holding company.

(3) The principal office address of Mountain Partners is Dufourstrasse 121, St. Gallen, Switzerland, 9001. Mountain Partners is a global asset management company running several specialized investment divisions with investments in various industries, including clean technology investments and identification technology investments.
(c)	(1) Ashour serves as the Executive Chairman of the board of directors of the Issuer. The Issuer’s principal address is 1900-B Carnegie Ave., Santa Ana, CA 92705.

(2) Boersch is a founding partner of Mountain Partners and an entrepreneur. The business address of Mountain Partners is Dufourstrasse 121, St. Gallen, Switzerland, 9001. Boersch also serves as a director on the board of directors of the Issuer. The Issuer’s principal address is 1900-B Carnegie Ave., Santa Ana, CA 92705.

(3) Wenzel is a founding partner of Mountain Partners and is responsible for the strategic direction and expansion of Mountain Partners. The business address of Mountain Partners is Dufourstrasse 121, St. Gallen, Switzerland, 9001. Wenzel also serves as a director on the board of directors of the Issuer.
     (d) None of the Reporting Persons have been convicted in a criminal proceeding during the last five years.
     (e) None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
     (f) Ashour is a citizen of the United States and Egypt and Boersch and Wenzel are citizens of Germany.

CUSIP No.	784018103	Schedule 13D	Page	8	of	13 Pages
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On January 4, 2010, the Issuer completed a business combination under the Business Combination Agreement, dated as of September 20, 2009, as amended (the “Business Combination Agreement”), by and among the Issuer and Bluehill ID AG, a stock corporation incorporated in Switzerland (“Bluehill ID”) pursuant to which the Issuer made an offer to the Bluehill ID shareholders to acquire all of the issued and outstanding bearer shares in Bluehill ID (the “Offer”). Each bearer share in Bluehill ID tendered by the Reporting Person in the Offer was exchanged for 0.52 shares of the Issuer’s Common Stock. In addition, upon the closing of the Offer, options to purchase shares of Bluehill ID ceased to represent a right to acquire bearer shares in Bluehill ID and instead represented a right to acquire shares in the Issuer’s common stock. A copy of the Business Combination Agreement is attached as Exhibit 1 hereto and incorporated by reference into this Item 3 of Schedule 13D.
ITEM 4. PURPOSE OF THE TRANSACTION
     The responses set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 4.
     As of the closing of the Offer, pursuant to the Business Combination Agreement, Ashour was appointed Executive Chairman of the Issuer’s board of directors to serve as a Class II director, Boersch was appointed to the Issuer’s board of directors to serve as a Class III director, and Wenzel was appointed to the Issuer’s board of directors to serve as a Class I director.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) Ashour beneficially owns 4,593,009 shares of the Issuer’s Common Stock, which represents 11.4 percent of the Issuer’s outstanding Common Stock. This amount includes 1,666 options to purchase shares of the Issuer’s Common Stock, which are exercisable in the next 60 days, pursuant to an option granted on January 4, 2010. This amount also includes an indirect holding of 2,035,690 options to purchase shares of the Issuer’s Common Stock held by BH Capital Management, of which Ashour is a 49% shareholder and a member of its board of directors.
          Boersch beneficially owns 9,934,867 shares of the Issuer’s Common Stock, which represents 24.6 percent of the Issuer’s outstanding Common Stock. This amount includes 1,666 options to purchase shares of the Issuer’s Common Stock, which are exercisable in the next 60 days, pursuant to an option granted on January 4, 2010. This amount also includes an indirect holding of 2,035,690 options to purchase shares of the Issuer’s Common Stock held by BH Capital Management, a company controlled and owned by Ayman S. Ashour and Mountain Partners, which is an affiliate of Boersch.
          Wenzel beneficially owns 10,686,948 shares of the Issuer’s Common Stock, which represents 26.4 percent of the Issuer’s outstanding Common Stock. This amount includes 1,666 options to purchase shares of the Issuer’s Common Stock, which are exercisable in the next 60 days, pursuant to an option granted on January 4, 2010. This amount also includes an indirect holding of 2,035,690 options to purchase shares of the Issuer’s Common Stock held by BH Capital Management, a company controlled and owned by Ayman S. Ashour and Mountain Partners, which is an affiliate of Wenzel.
          BH Capital Management beneficially owns 4,279,343 shares of the Issuer’s Common Stock, which represents 10.6 percent of the Issuer’s outstanding Common Stock. This amount includes an option to purchase 2,035,690 shares of the Issuer’s Common Stock.
          Mountain Partners beneficially owns 9,903,401 shares of the Issuer’s Common Stock, which represents 24.5 percent of the Issuer’s outstanding Common Stock. This amount also includes an indirect holding of 2,035,690 options to purchase shares of the Issuer’s Common Stock held by BH Capital Management, a company controlled and owned by Ayman S. Ashour and Mountain Partners.
          The percentage of the Issuer’s Common Stock owned by each Reporting Person was based on the

CUSIP No.	784018103	Schedule 13D	Page	9	of	13 Pages
40,434,782 shares of common stock of SCM Microsystems, Inc. outstanding following the closing of the business combination with Bluehill ID AG, which was calculated based on the number of shares outstanding immediately prior to the business combination, as reported in the Issuer’s Registration Statement on Form S-4 (File No. 333-162618) which was declared effective by the Securities and Exchange Commission on November 12, 2009, and the number of shares actually issued in the business combination, as reported on the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on January 4, 2010.
     (b) Ashour has the sole power to dispose of or direct the disposition of 313,666 shares of the Issuer’s Common Stock. Ashour has the shared power to dispose of or direct the disposition of 4,279,343 shares of the Issuer’s Common Stock, which includes 2,243,653 shares of the Issuer’s Common Stock and currently exercisable options to acquire 2,035,690 shares of the Issuer’s Common Stock held by BH Capital Management, of which Mr. Ashour is a 49% shareholder and a member of its board of directors.
          Boersch has the sole power to dispose of or direct the disposition of 31,466 shares of the Issuer’s Common Stock. Boersch has the shared power to dispose of or direct the disposition of 9,903,401 shares of the Issuer’s Common Stock, which includes: (i) 4,547,990 shares held by Mountain Partners, of which Boersch is a member of the board of directors, (ii) 2,243,653 shares and currently exercisable options to acquire 2,035,690 shares held by BH Capital Management, a company controlled and owned by Ashour and Mountain Partners, which is an affiliate of Boersch, and (iii) 1,076,068 shares held by Mountain Super Angel AG, a fund managed by Mountain Capital Management AG, of which Mountain Partners, which is an affiliate of Boersch, owns 100%.
          Wenzel has the sole power to dispose of or direct the disposition of 8,556 shares of the Issuer’s Common Stock. Wenzel has the shared power to dispose of or direct the disposition of 10,678,392 shares of the Issuer’s Common Stock, which includes: (i) 4,547,990 shares held by Mountain Partners, of which Wenzel is a member of the board of directors, (ii) 2,243,653 shares and currently exercisable options to acquire 2,035,690 shares held by BH Capital Management, a company controlled and owned by Ayman S. Ashour and Mountain Partners, which is an affiliate of Wenzel, (iii) 1,076,068 shares held by Mountain Super Angel AG, a fund managed by Mountain Capital Management AG, of which Mountain Partners, which is an affiliate of Wenzel, owns 100% and (iv) 774,991 shares held by Rosenberg Venture AG, of which Wenzel is a member of its board of directors.
          BH Capital Management has the sole power to dispose of or direct the disposition of 4,279,343 shares of the Issuer’s Common Stock.
          Mountain Partners has the sole power to dispose of or direct the disposition of 4,547,990 shares of the Issuer’s Common Stock. Mountain Partners has the shared power to dispose of or direct the disposition of 5,355,411 shares of the Issuer’s Common Stock, which includes: (i) 2,243,653 shares and currently exercisable options to acquire 2,035,690 shares held by BH Capital Management, a company controlled and owned by Ashour and Mountain Partners and (ii) 1,076,068 shares held by Mountain Super Angel AG, a fund managed by Mountain Capital Management AG, of which Mountain Partners owns 100%.
     (c) There have been no reportable transactions effected with respect to the shares of Common Stock within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of the securities being reported on this Schedule 13D, as described in Item 4 of this Schedule 13D.
     (d) Except as described in this Schedule 13D, no person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.
     (e) Not applicable.

CUSIP No.	784018103	Schedule 13D	Page	10	of	13 Pages
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     On January 4, 2010 each of Ashour, Boersch, and Wenzel were awarded an option to purchase 10,000 shares of Issuer Common Stock as a director of the Issuer subject to option agreements, the form of which have been filed with the SEC by the Issuer. As directors of the Issuer, Ashour, Boersch, and Wenzel are entitled to certain equity compensation arrangements generally applicable to the Issuer’s directors as disclosed in the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer with the SEC.
     Other than as described in this Statement and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any persons with respect to any of the securities of the Issuer.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1
Business Combination Agreement, dated as of September 20, 2009, by and among SCM Microsystems, Inc. and Bluehill ID AG (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on September 21, 2009).

2	Joint Filing Agreement by Ayman S. Ashour, Dr. Cornelius Boersch, Daniel S. Wenzel, BH Capital Management AG and Mountain Partners AG, dated January 14, 2010.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of January 14, 2010

By:	/s/ Ayman S. Ashour
Ayman S. Ashour

By:	/s/ Dr. Cornelius Boersch
Dr. Cornelius Boersch

By:	/s/ Daniel S. C. Wenzel
Daniel S. C. Wenzel

By:	/s/ Ayman S. Ashour
	Name:	Ayman S. Ashour
	Title: For:	Director BH Capital Management AG

By:	/s/ Daniel S. C. Wenzel
	Name:	Daniel S. C. Wenzel
	Title: For:	Director Mountain Partners AG

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1
Business Combination Agreement, dated as of September 20, 2009, by and among SCM Microsystems, Inc. and Bluehill ID AG (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on September 21, 2009).

2	Joint Filing Agreement by Ayman S. Ashour, Dr. Cornelius Boersch, Daniel S. Wenzel, BH Capital Management AG and Mountain Partners AG, dated January 14. 2010.